Exhibit 99.2

CELESTICA INC.

CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1	December 31	June 30
	2010	2010	2011
Assets
Current assets:
Cash and cash equivalents (note 11)	$937.7	$632.8	$552.6
Accounts receivable	828.1	945.1	824.5
Inventories (note 6)	676.1	845.7	1,010.8
Income taxes receivable	21.2	15.6	15.6
Assets classified as held-for-sale	22.8	35.5	33.9
Other current assets	74.5	87.0	84.4
Total current assets	2,560.4	2,561.7	2,521.8

Property, plant and equipment	371.5	332.2	330.9
Goodwill	—	14.6	46.5
Intangible assets	33.1	33.6	41.2
Deferred income taxes	25.1	41.9	44.7
Other non-current assets	31.7	29.9	35.5
Total assets	$3,021.8	$3,013.9	$3,020.6

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 7(a))	$—	$—	$45.0
Accounts payable	927.1	1,176.2	1,089.9
Accrued and other current liabilities	261.1	279.1	235.2
Income taxes payable	38.0	55.4	48.3
Current portion of provisions	72.1	41.9	43.9
Current portion of long-term debt (note 7(b))	222.8	—	—
Total current liabilities	1,521.1	1,552.6	1,462.3

Retirement benefit obligations	116.0	129.3	126.3
Provisions and other non-current liabilities	7.1	12.9	11.4
Deferred income taxes	31.9	36.2	36.1
Total liabilities	1,676.1	1,731.0	1,636.1

Equity:
Capital stock (note 8)	3,591.2	3,329.4	3,347.4
Treasury stock	(0.4)	(15.9)	(9.1)
Contributed surplus	222.7	360.9	362.5
Deficit	(2,476.7)	(2,403.8)	(2,328.1)
Accumulated other comprehensive income	8.9	12.3	11.8
Total equity	1,345.7	1,282.9	1,384.5
Total liabilities and equity	$3,021.8	$3,013.9	$3,020.6

Contingencies (note 12).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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CELESTICA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2011	2010	2011
Revenue	$1,585.4	$1,829.4	$3,103.5	$3,629.5
Cost of sales	1,477.0	1,703.5	2,889.9	3,386.7
Gross profit	108.4	125.9	213.6	242.8
Selling, general and administrative expenses (SG&A)	58.9	62.7	118.4	133.0
Research and development	—	3.0	—	5.2
Amortization of intangible assets	3.8	3.6	7.5	7.4
Other charges (note 9)	7.7	2.2	20.7	8.1
Earnings from operations	38.0	54.4	67.0	89.1
Finance costs, net	0.9	1.3	5.0	2.7
Earnings before income taxes	37.1	53.1	62.0	86.4
Income tax expense (recovery) (note 10):
Current	19.9	8.4	23.0	13.2
Deferred	4.2	(1.0)	(2.5)	(2.5)
	24.1	7.4	20.5	10.7
Net earnings for the period	$13.0	$45.7	$41.5	$75.7

Basic earnings per share	$0.06	$0.21	$0.18	$0.35

Diluted earnings per share	$0.06	$0.21	$0.18	$0.34

Shares used in computing per share amounts (in millions):
Basic	230.3	216.6	230.1	216.0
Diluted	232.8	220.0	232.8	219.6

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2011	2010	2011
Net earnings for the period	$13.0	$45.7	$41.5	$75.7
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	(1.3)	1.9	(3.3)	5.2
Change from derivatives designated as hedges	(9.7)	(5.5)	(5.9)	(5.7)
Total comprehensive income for the period	$2.0	$42.1	$32.3	$75.2

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)
Balance — January 1, 2010	$3,591.2	$(0.4)	$222.7	$(2,476.7)	$8.9
Issuance of capital stock	5.8	—	—	—	—
Purchase of treasury stock	—	(15.1)	—	—	—
Stock-based compensation	—	2.4	11.6	—	—
Other	—	—	(0.1)	—	—
Net earnings for the period	—	—	—	41.5	—
Currency translation differences for foreign operations	—	—	—	—	(3.3)
Change from derivatives designated as hedges	—	—	—	—	(5.9)
Balance — June 30, 2010	$3,597.0	$(13.1)	$234.2	$(2,435.2)	$(0.3)

Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3
Issuance of capital stock	18.0	—	(6.5)	—	—
Purchase of treasury stock	—	(9.3)	—	—	—
Stock-based compensation	—	16.1	7.5	—	—
Other	—	—	0.6	—	—
Net earnings for the period	—	—	—	75.7	—
Currency translation differences for foreign operations	—	—	—	—	5.2
Change from derivatives designated as hedges	—	—	—	—	(5.7)
Balance — June 30, 2011	$3,347.4	$(9.1)	$362.5	$(2,328.1)	$11.8

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2010	2011	2010	2011
Cash provided by (used in):

Operating activities:
Net earnings for the period	$13.0	$45.7	$41.5	$75.7
Adjustments for items not affecting cash:
Depreciation and amortization	22.6	19.7	44.8	38.8
Equity-settled stock-based compensation	9.9	9.5	15.7	23.5
Other charges (recovery)	0.5	(3.6)	8.0	(3.7)
Finance costs, net	0.9	1.3	5.0	2.7
Income tax expense	24.1	7.4	20.5	10.7
Other	(5.1)	(6.5)	(7.6)	(4.9)
Changes in non-cash working capital items:
Accounts receivable	10.7	29.5	39.6	133.0
Inventories	47.5	8.1	(0.2)	(127.5)
Other current assets	(5.2)	(10.6)	1.5	(3.4)
Accounts payable, accrued and other current liabilities and provisions	(117.9)	(79.1)	(143.2)	(149.0)
Non-cash working capital changes	(64.9)	(52.1)	(102.3)	(146.9)
Net income taxes paid	(4.5)	(16.1)	(5.5)	(20.8)
Net cash provided by (used in) operating activities	(3.5)	5.3	20.1	(24.9)

Investing activities:
Acquisitions, net of cash acquired (note 4)	—	(78.0)	(5.0)	(78.0)
Purchase of computer software and property, plant and equipment	(11.9)	(9.9)	(19.5)	(28.5)
Proceeds from sale of assets	1.7	8.1	7.0	8.5
Other	0.5	—	0.2	—
Net cash used in investing activities	(9.7)	(79.8)	(17.3)	(98.0)

Financing activities:
Net borrowings under credit facilities (note 7(a))	—	45.0	—	45.0
Repurchase of Senior Subordinated Notes (Notes) (note 7(b))	—	—	(231.6)	—
Issuance of capital stock (note 8)	0.5	0.8	4.0	11.5
Purchase of treasury stock (note 8)	(14.1)	(1.6)	(15.1)	(9.3)
Finance costs paid	(0.8)	(1.1)	(12.9)	(4.5)
Other	(0.7)	—	(1.0)	—
Net cash provided by (used in) financing activities	(15.1)	43.1	(256.6)	42.7

Net decrease in cash and cash equivalents	(28.3)	(31.4)	(253.8)	(80.2)
Cash and cash equivalents, beginning of period	712.2	584.0	937.7	632.8
Cash and cash equivalents, end of period	$683.9	$552.6	$683.9	$552.6

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica provides end-to-end product lifecycle solutions on a global basis to original equipment manufacturers (OEMs) and service providers in the consumer, communications, enterprise computing, industrial, aerospace and defense, healthcare and green technology markets. Our product lifecycle solutions include a full range of services to our customers including design, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS).

Our unaudited interim consolidated financial statements are prepared in accordance with IFRS and its interpretations adopted by the IASB, including IFRS 1, First-time Adoption of International Financial Reporting Standards.  We have elected January 1, 2010 as the date of transition to IFRS (Transition Date).  Previously, we prepared our consolidated financial statements in accordance with generally accepted accounting principles in Canada (GAAP).  GAAP differs in some policies from IFRS.  In accordance with the transition rules, we have retroactively applied IFRS to our comparative data for 2010.

These unaudited interim consolidated financial statements should be read in conjunction with our 2010 annual consolidated financial statements prepared in accordance with GAAP and with our IFRS accounting policies, transition disclosures and selected annual disclosures in notes 2, 3 and 12, respectively, of our unaudited interim consolidated financial statements for the three months ended March 31, 2011.

In note 3, we have presented reconciliations and descriptions of the effect of our transition from GAAP to IFRS on our equity, net earnings (loss) and comprehensive income (loss) for the 2010 comparative periods.

The unaudited interim consolidated financial statements were authorized for issuance by the Board of Directors on July 21, 2011.

Functional and presentation currency:

These unaudited interim consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information presented in U.S. dollars (except per share amounts) has been rounded to the nearest million.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units (CGU), and to valuing our financial instruments, pension costs, stock-based payments, provisions and contingencies.  These unaudited interim consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our unaudited interim consolidated financial statements for the three months ended March 31, 2011.

3.             TRANSITION TO IFRS

We adopted IFRS on January 1, 2011. We have applied IFRS retroactively to our comparative data as of January 1, 2010, the Transition Date.

RECONCILIATION OF GAAP TO IFRS:

The following tables set forth, for the periods indicated, a reconciliation from GAAP to IFRS, of our equity, net earnings (loss) and comprehensive income (loss):

		January 1	June 30	December 31
Reconciliation of equity:	Notes	2010	2010	2010

Equity in accordance with GAAP		$1,475.8	$1,491.7	$1,421.3
Employee benefits	a	(130.4)	(125.4)	(152.4)
Restructuring provision	b	(1.3)	14.2	9.8
Income taxes	c	1.6	2.3	5.6
Business combinations	d	—	(0.4)	(1.0)
Other		—	0.2	(0.4)
Equity in accordance with IFRS		$1,345.7	$1,382.6	$1,282.9

		Three months ended June 30	Six months ended June 30	Year ended December 31
Reconciliation of net earnings (loss):	Notes	2010	2010	2010

Net earnings (loss) in accordance with GAAP		$(6.1)	$19.8	$80.8
Employee benefits (includes related foreign exchange)	a	2.8	5.0	6.7
Restructuring provision	b	15.4	15.5	11.1
Income taxes	c	(0.1)	0.7	3.6
Business combinations	d	—	(0.4)	(1.0)
Stock-based compensation	f	0.8	0.7	0.4
Other		0.2	0.2	(0.4)
IFRS adjustments to net earnings (loss)		19.1	21.7	20.4
Net earnings in accordance with IFRS		$13.0	$41.5	$101.2

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

		Three months ended June 30	Six months ended June 30	Year ended December 31
Reconciliation of comprehensive income (loss):	Notes	2010	2010	2010

Comprehensive income (loss) in accordance with GAAP		$(17.1)	$10.6	$84.2
IFRS adjustments to net earnings (loss) as above		19.1	21.7	20.4
Actuarial losses on pension plans, net of tax	a	—	—	(28.3)
Comprehensive income in accordance with IFRS		$2.0	$32.3	$76.3

Transitional adjustments:

(a)  Employee benefits and actuarial losses on pension plans:

In accordance with GAAP, actuarial gains and losses arising from defined benefit and post-retirement benefit plans were deferred and amortized to operations over time using the corridor approach.  Under IFRS, we elected to recognize all cumulative actuarial gains or losses deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $140.3 of unrecognized actuarial losses under GAAP.  Under GAAP, prior service costs or credits were deferred and amortized to operations over the remaining service period or life expectancy.  Under IFRS, we recognized vested prior service credits deferred under GAAP through deficit at the Transition Date.  At December 31, 2009, we had $9.9 of unrecognized vested prior service credits under GAAP.

At December 31, 2009, the balance of our pension asset and pension obligations under GAAP were $104.4 and $75.4, respectively. Compared to GAAP, the IFRS pension-related transitional adjustments had the following effect on the consolidated balance sheet:

	January 1	June 30	December 31
	2010	2010	2010
Decrease in pension asset (included in other non-current assets)	$89.8	$92.7	$104.3
Increase in retirement benefit obligations	40.6	32.7	48.1
	$130.4	$125.4	$152.4

Employee benefit expense for the three and six months ended June 30, 2010 and the year ended December 31, 2010 was lower under IFRS compared to GAAP by $2.8, $5.0 and $6.7 (including the impact of related foreign exchange), respectively, as the employee benefit expense under IFRS excludes the impact of the above actuarial losses and vested prior service credits that we recorded directly through deficit on the Transition Date.  Under IFRS, we elected to recognize actuarial gains and losses incurred after the Transition Date of $28.3 ($28.7 less $0.4 of taxes) through OCI and deficit for the year ended December 31, 2010.

(b)  Restructuring provision:

In accordance with GAAP, we discounted significant restructuring provisions using the discount rate at the time of initial measurement and we recorded no adjustments to reflect subsequent changes in discount rates.  Under IFRS, we remeasure our provisions each reporting period using the current period pre-tax discount rates. On the Transition Date, we increased the restructuring provision liability by $1.3 to reflect the impact of then current discount rates. For the three and six months ended June 30, 2010 and the year ended December 31, 2010, IFRS net earnings were higher than GAAP net earnings by $0.2, $0.3 and $0.4, respectively, to reflect changes in discount rates during the period.  In addition, IFRS defers the recognition of restructuring charges until the plans are implemented or announced to employees.  Under GAAP, our restructuring charges included $15.2 and $10.7 for actions not yet announced at June 30, 2010 and December 31, 2010, respectively, which we reversed under IFRS.  The majority of the June 30, 2010 restructuring charges were announced and recognized in the second half of 2010 and the majority of the December 31, 2010 charges were announced and recognized during the first half of 2011.  There were no

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

restructuring adjustments related to unannounced actions at the Transition Date.  Our restructuring provision at January 1, 2010 was $45.3 (December 31, 2010 — $20.0) under IFRS.

(c)   Income taxes:

Under IFRS, we recognized net deferred income tax assets for temporary differences arising from inter-company transfers of property and equipment and to reflect the tax effect of revaluing foreign currency denominated non-monetary balances, which were not required under GAAP.  We also recorded the deferred income tax effects of the other IFRS adjustments.

(d)  Business combinations:

Under IFRS, acquisition-related transaction costs are expensed as incurred.  As a result of transaction costs associated with our two acquisitions in 2010, IFRS net earnings for the three and six months ended June 30, 2010 and the year ended December 31, 2010 were lower than GAAP net earnings by nil, $0.4 and $1.0, respectively. Under GAAP, these costs were capitalized as part of the purchase price allocation.  IFRS also requires that obligations for contingent consideration be recorded at fair value at the acquisition date.  Under GAAP, contingent consideration is only recorded when the amounts are reasonably estimable and the outcome is certain. For one acquisition in 2010, we recorded additional goodwill of $4.5 under IFRS, with a corresponding increase to other non-current provisions on the acquisition date.  Subsequent changes in the fair value of the contingent consideration from the date of acquisition to the settlement date are generally recorded in the consolidated statement of operations.  At December 31, 2010, the fair value of the contingent consideration increased to $4.6 due to changes in foreign exchange rates.

(e)   Cumulative currency translation adjustment:

Under IFRS, we elected to clear our cumulative currency translation balance to zero through equity on the Transition Date.  We eliminated $46.9 of cumulative currency translation gains from OCI and reduced our deficit upon transition to IFRS. Total equity was not affected.

Other adjustments and reclassifications:

(f)    Stock-based compensation:

Under GAAP, each grant was treated as a single arrangement and compensation expense was determined at the time of grant and amortized over the vesting period, generally three to four years, on a straight-line basis.  IFRS requires a separate calculation of compensation expense for awards that vest in installments.  Under IFRS, compensation expense differs from GAAP based on the changing fair values used for each installment and the timing of recognizing compensation expense.  Generally this results in accelerated expense recognition under IFRS.  On the Transition Date, we recognized additional compensation expense of $11.7 which increased our deficit with a corresponding offset to contributed surplus. Total equity was not affected. Under IFRS as compared to GAAP, stock-based compensation expense for the three and six months ended June 30, 2010 and year ended December 31, 2010 decreased by $0.8, $0.7 and $0.4, respectively.

(g)  Assets held-for-sale:

Under IFRS, we classified assets held-for-sale separately on the consolidated balance sheet.  Under GAAP, assets held-for-sale were included with property, plant and equipment and long-term assets on the consolidated balance sheet.  On the Transition Date, we reclassified assets held-for-sale of $22.8 to a separate line item.  Total equity was not affected by this reclassification.  At December 31, 2010, we had $35.5 in assets held-for-sale.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Cash flow:

The adoption of IFRS did not significantly impact our cash flows compared to GAAP.  Under IFRS, we reclassified $0.8 and $12.9 of finance costs paid from operating activities to financing activities for the three and six months ended June 30, 2010, respectively ($15.0 — year ended December 31, 2010).  These costs were primarily for interest paid on our Notes prior to redemption in March 2010. There were no changes to overall net cash flows.

4.             ACQUISITIONS

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks). We acquired certain assets located in Portland, Oregon and the shares of China-based Brooks Automation Limited.  The operations specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers.

The purchase price was $78.0, net of cash acquired, which we financed from cash on hand and $45.0 from our revolving credit facility.  Details of the preliminary purchase price allocation, using estimated fair values, are as follows:

Current assets, net of cash acquired	$50.2
Capital and other long-term assets	1.5
Customer intangible assets	12.5
Goodwill	30.9
Current liabilities	(17.1)
$78.0

The fair values for certain assets, such as our customer intangible assets, are preliminary as we are in the process of obtaining third-party valuations.  Our purchase price allocation is subject to adjustment in the period we obtain these valuations.  Through this acquisition, we have an established entry into the semiconductor capital equipment market, added capabilities to and diversified our industrial service offering, and acquired an experienced design and engineering workforce we can leverage with our existing customers. We expect that approximately one-third of the goodwill will be tax deductible. The purchase price is subject to a working capital adjustment that, when determined, will be reflected as an adjustment to goodwill.  We expensed $0.5 in acquisition-related transaction costs during the quarter through other charges. This acquisition did not have a significant impact on our consolidated results of operations for the quarter ended June 30, 2011.

Pro forma disclosure: Revenue and earnings for the combined companies for the current reporting period would not have been materially different had the acquisition occurred at the beginning of the year.

In January 2010, we acquired Scotland-based Invec Solutions Limited (Invec) for a cash purchase price of $5.0.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the level of business and program wins or losses from new, existing and disengaging customers, the phasing in or out of programs, and changes in customer demand.  We expect that the pace of technological change, the frequency of OEMs transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended June 30		Six months ended June 30
	2010	2011	2010	2011
Consumer	26%	25%	27%	25%
Enterprise Communications	24%	25%	23%	25%
Servers	14%	17%	13%	16%
Storage	12%	11%	13%	12%
Telecommunications	13%	9%	13%	10%
Industrial, Aerospace and Defense, Healthcare and Green Technology	11%	13%	11%	12%

Customers:

For both the second quarter and first half of 2011, three customers represented more than 10% of total revenue (second quarter and first half of 2010 — two customers and one customer, respectively).  Our largest customer, Research In Motion, accounted for 19% of total revenue for the second quarter of 2011 (year ended December 31, 2010 — 20%).

6.             INVENTORIES

During the second quarter and first half of 2011, we recorded a net inventory provision through cost of sales of $2.0 and $5.7, respectively, to reflect changes in the value of our inventory to net realizable value.  During the second quarter and first half of 2010, we recorded a net inventory valuation reversal through cost of sales of $3.0 and $5.2, respectively, primarily to reflect realized gains on the disposition of inventory previously written down.

7.             CREDIT FACILITIES AND LONG-TERM DEBT

(a)  Credit facilities:

In January 2011, we renewed our revolving credit facility on generally similar terms and conditions, and increased the size of the facility from $200.0 to $400.0 with a maturity of January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets, including the shares of certain North American subsidiaries, as security for borrowings under this facility.

Borrowings under this facility bear interest at LIBOR plus a margin. At June 30, 2011, $45.0 of borrowings were outstanding under this facility bearing interest at 2.2%.  Each draw under the facility bears interest based on LIBOR plus a margin for the term of the draw (which is generally less than 90 days). We were in compliance with all covenants at June 30, 2011.  Commitment fees for the first half of 2011 were $1.0.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at June 30, 2011.  There were no borrowings outstanding under these overdraft facilities at June 30, 2011.

During any period, we may borrow and repay amounts under these facilities.  The amounts we borrow and repay can vary significantly from month-to-month depending upon our working capital and other cash requirements.

(b)  Senior Subordinated Notes:

In March 2010, we paid $231.6 to repurchase the remaining outstanding Notes and recognized a loss of $8.8 in other charges. We redeemed all of our outstanding Notes prior to March 31, 2010.  There were no Notes outstanding at June 30, 2011.

8.             CAPITAL STOCK

In July 2010, we filed a Normal Course Issuer Bid (NCIB) with the TSX to repurchase, at our discretion, until August 2, 2011 up to 18.0 million subordinate voting shares on the open market or as otherwise permitted, subject to normal terms and limitations of such bids.  The total number of subordinate voting shares we may repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares purchased for our employee equity-based incentive programs (totaling 1.9 million from the NCIB’s commencement).  During the first half of 2011, we did not repurchase any subordinate voting shares for cancellation under the NCIB.  As of June 30, 2011, we had repurchased and cancelled a total of 16.1 million subordinate voting shares at a weighted average price of $8.75 per share under the NCIB since its commencement. At June 30, 2011, we have completed all repurchases under the NCIB.

From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares to employees upon vesting of share unit awards under our long-term incentive plans. During the second quarter and first half of 2011, we paid $1.6 and $9.3, respectively, for the trustee to purchase 0.1 million and 0.8 million subordinate voting shares, respectively, in the open market.  At June 30, 2011, the trustee held 0.8 million subordinate voting shares, with an ascribed value of $9.1, for delivery under these plans. We classify these shares for accounting purposes as treasury stock until they are delivered to employees pursuant to the awards.  At June 30, 2010, the trustee held 1.4 million subordinate voting shares with an ascribed value of $13.1.

We elected to cash-settle certain awards vesting in the first quarters of 2010 and 2011 due to limitations in the number of subordinate voting shares we could purchase in the open market as a result of terms in our Notes and our share buy-back program. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge to compensation expense.  We recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7 in the first quarter of 2011 (first quarter of 2010 — $2.2).

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The following table outlines the activity for stock-based awards for the first half of 2011:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2010	10.5	4.8	7.7
Granted (i)	0.9	2.1	2.1
Exercised (ii)	(1.9)	(2.0)	(1.8)
Forfeited/expired	(0.5)	(0.2)	(0.4)
Outstanding at June 30, 2011	9.0	4.7	7.6

The weighted-average grant date fair value of options and share units awarded:	$4.86	$9.98	$13.75

(i)                                     During the first quarter of 2011, we granted 2.1 million PSUs that vest based on the achievement of a market performance condition based on Total Shareholder Return (TSR).  See note 2(m) of our March 31, 2011 unaudited interim consolidated financial statements for a description of TSR.  We estimated the grant date fair value of these PSUs using a Monte Carlo simulation model. We expect to settle these awards with subordinate voting shares purchased in the open market.

(ii)                                  During the first half of 2011, we received cash proceeds of $11.5 relating to the exercise of stock options.

Total stock-based compensation expense, including the mark-to-market and plan adjustments, was $9.5 and $26.5, respectively, for the second quarter and first half of 2011 (second quarter and first half of 2010 — $9.9 and $19.0, respectively). During the first quarter of 2011, we amended the retirement eligibility clauses in our long-term incentive plans which accelerated our recognition of the related compensation expense of $4.8.

9.             OTHER CHARGES

	Three months ended June 30		Six months ended June 30
	2010	2011	2010	2011

Restructuring (a)	$7.7	$1.7	$13.9	$7.6
Loss on repurchase of Notes (note 7(b))	—	—	8.8	—
Other (b)	—	0.5	(2.0)	0.5
	$7.7	$2.2	$20.7	$8.1

(a)                               Restructuring:

Our restructuring actions included consolidating facilities and reducing our workforce.  The restructuring charges for the second quarter and first half of 2011 were comprised of $5.3 and $11.3, respectively, for primarily employee termination costs, offset partially by recoveries of $3.6 and $3.7, respectively, representing the gain on sale of vacated properties and surplus equipment. During the second quarter and first half of 2011, we paid employee termination costs and lease payments totaling $5.1 and $10.1, respectively. At June 30, 2011, the restructuring provision consists of the following:

Employee termination costs	$9.0
Lease and other contractual obligations, including accretion	11.8
Facility exit costs and other	0.7
$21.5

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(b)                               Other:

Includes realized recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs.

10.          INCOME TAXES

Our effective tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective tax rate can also vary due to the impact of foreign exchange fluctuations and changes in our provisions related to tax uncertainties.

During the second quarter of 2011, we formally settled the tax audits related to the years 1999 through 2008 of one of our Hong Kong subsidiaries for the amounts previously accrued. During the second quarter of 2010, we recorded an adjustment relating to these tax audits which had the effect of increasing the effective tax rate for the three and six months ended June 30, 2010.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, as well as derivatives.  The majority of our financial liabilities are recorded at amortized costs except for derivatives.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	January 1	December 31	June 30
	2010	2010	2011

Cash (i)	$259.8	$242.6	$221.8
Cash equivalents (i)	677.9	390.2	330.8
	$937.7	$632.8	$552.6

(i)                                     Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at June 30, 2011 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at June 30, 2011 are summarized in U.S. dollar equivalents in the following table.  We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies.  In accordance with the financial instruments standard, we have excluded

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

items such as pension and post-employment benefits and income taxes.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at June 30, 2011.

	Chinese renminbi	Malaysia ringgit	Thai baht	Canadian dollar	Mexican peso

Cash and cash equivalents	$24.7	$1.0	$1.0	$4.7	$2.2
Accounts receivable	19.4	—	—	—	—
Other financial assets	2.1	0.6	1.1	—	0.1
Accounts payable and certain accrued and other liabilities	(27.7)	(13.2)	(18.0)	(27.1)	(15.8)
Net financial assets (liabilities)	$18.5	$(11.6)	$(15.9)	$(22.4)	$(13.5)

Foreign currency risk sensitivity analysis:

At June 30, 2011, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysia ringgit	Thai baht	Canadian dollar	Mexican peso
1% Strengthening
Net earnings	$0.5	$(0.2)	$(0.1)	$1.0	$(0.2)
Other comprehensive income	—	0.7	1.2	1.3	0.6
1% Weakening
Net earnings	(0.5)	0.2	0.1	(1.0)	0.2
Other comprehensive income	—	(0.7)	(1.1)	(1.3)	(0.6)

At June 30, 2011, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$250.6	$1.01	15	$3.0
Thai baht	132.2	0.03	15	(2.2)
Malaysian ringgit	83.2	0.32	15	0.9
Mexican peso	69.9	0.08	12	2.3
Euro	58.7	1.43	5	(0.2)
Chinese renminbi	28.8	0.16	12	—
Singapore dollar	18.6	0.78	12	0.6
Romanian lei	12.1	0.33	12	—
Czech koruna	11.7	0.06	4	—
Other	21.7	—	4	—
Total	$687.5			$4.4

At June 30, 2011, the fair value of our foreign currency contracts was a net unrealized gain of $4.4 (December 31, 2010 — net unrealized gain of $13.0).  This is comprised of $8.1 of derivative assets recorded in other current assets and $3.7 of derivative liabilities recorded in accrued and other current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

12.          CONTINGENCIES

Litigation

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. All defendants filed motions to dismiss the amended complaint. On October 14, 2010, the United States District Court issued a memorandum decision and order granting the defendants’ motions to dismiss the consolidated amended complaint in its entirety.  The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Second Circuit of the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but are not appealing the dismissal of its claims against one of our directors and Onex Corporation.  The briefing process on the appeal has been completed but the Court of Appeals has not yet heard argument on the appeal. A parallel class proceeding remains against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in the claim and the appeal are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending both the Canadian claim and the appeal.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2004 should have been materially higher as a result of certain inter-company transactions.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $27.9 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the matter will automatically be sent to a court of appeals. We have not accrued for any potential adverse tax impact for the 2004 tax audit as we believe our Brazilian subsidiary has reported the appropriate amount of income arising from inter-company transactions.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 67.7 million Brazilian reais (approximately $43.3 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Japan

The major earthquake and tsunami in Japan in March 2011, including the aftermath of those events, affected our local operations in the first quarter of 2011.  Our operations in Japan include a sales office, a repair service center and a manufacturing facility. The manufacturing facility in Miyagi, Japan was damaged and operations were interrupted for approximately two weeks in March 2011. Production had resumed by the end of the first quarter and continued generally without interruption in the second quarter of 2011.  We have filed an insurance claim which exceeds the carrying value of the damaged assets.  Any excess of the insurance proceeds above the carrying value of the damaged assets will be recorded in the period the insurance claim is resolved.  There can be no assurance that we will receive from our insurers the full amount of our claim.